[CBOE LETTERHEAD]

May 27, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3720

Attention: Pamela Long & Dietrich King

Re:          CBOE Holdings, Inc.
                Amendment No. 3 to Form S-1, File No. 165393

Dear Ms. Long & Mr. King:

On behalf of CBOE Holdings, Inc. (the “Company” or “we”), I am writing to respond to the comments set forth in the letter of the staff of the Division of Corporation Finance dated May 25, 2010 with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “S-1 Registration Statement”), as filed on May 18, 2010.

We have addressed the comments in the staff’s May 25, 2010 letter that relate to our S-1 Registration Statement by reproducing each comment below in bold text and providing the Company’s response immediately following.  We have also provided supplemental information as requested or where we believe appropriate to the response.

We have revised the S-1 Registration Statement in response to the staff’s comments and concurrently with this letter are filing Amendment No. 3 to the S-1 Registration Statement  (“Form S-1 Amendment No. 3”), which reflect these revisions.  References to page numbers herein are references to page numbers in Form S-1 Amendment No. 3.  Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the S-1 Registration Statement.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1

Prospectus Cover Page

1.                                      Comment:            Please revise the cover page to name only the lead or managing underwriter(s).  The information on your cover page should be limited to the information required by Item 501 of Regulation S-K.

Response:             Each of the underwriters listed on the cover page has been designated at least a co-manager of the offering, and each has played a key role in the offering.  All of the underwriters have been actively involved in the due diligence process, including in person attendance by every underwriter at our underwriting due diligence meeting in Chicago and substantial independent follow-up diligence questions.

Risk Factors, page 10

Risks Related to Our Business, page 10

Regulatory Changes affecting the listed options market . . . , page 10

2.                                      Comment:            We note your new disclosure concerning the SEC proposal to cap access fees.  Please revise your disclosure to clarify, if true, that the proposed cap would impact the “transaction fees” component of your annual operating revenues.  Please make conforming revisions as necessary throughout the prospectus.

Response:             We have included revised disclosure in Form S-1 Amendment No. 3 (see pages 11 and 118) to address this comment.

Certain underwriters for this offering or their affiliates are also selling stockholders . . . , page 26

3.                                      Comment:            We note your new risk factor disclosure.  Please revise the disclosure to more clearly explain the risk to investors.

Response:             We have included revised disclosure in Form S-1 Amendment No. 3 (see page 27) to address this comment.

Principal and Selling Stockholders, page 155

4.                                      Comment:            We note your new disclosure here and elsewhere in the prospectus that the selling security holders that are broker-dealers and affiliates of broker-dealers may be deemed to be underwriters within the meaning of the Securities Act.  We further note that some of the selling security holders are actually serving as underwriters for the offering.  As to those selling security holders, their status as underwriters appears to be free of uncertainty and thus it seems inappropriate to state that they may be deemed to be underwriters.  Please revise your disclosures accordingly.

Response:             We have included revised disclosure in Form S-1 Amendment No. 3 (see page 156) to address this comment.

5.                                      Comment:            Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by the following selling security holders:

•              Barclays Capital, Inc.;

•              Charles Schwab & Co., Inc.;

•              Group One Trading, LP;

•              Raymond James & Associates, Inc.; and

•              RBS Securities, Inc.

Please refer to Question 140.02 of the Division’s Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

Response:             We have included revised disclosure in Form S-1 Amendment No. 3 (see pages 160-161) to identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by these entities.

Underwriting, page 176

6.                                      Comment:            The form of underwriting agreement filed with this amendment indicates that the underwriters are purchasing securities from both you and the selling security holders.  Please revise your disclosure to clarify this purchasing arrangement.

Response:             We have included revised disclosure in Form S-1 Amendment No. 3 (see page 177) to clarify this purchasing arrangement.

7.                                      Comment:            Please tell us what consideration you have given to the application of FINRA Rule 2720 (Public Offerings of Securities with Conflicts of Interest) to the underwriting arrangements.

Response:             Pursuant to NASD Rule 2720 (“Rule 2720”) no FINRA member that has a “conflict of interest” (as defined in Rule 2720(f)(5)) may participate in a public offering, unless the offering complies with the various requirements set for therein.  The underwriters have analyzed the underwriting arrangements, the participation of some underwriters as selling stockholders in the public offering, each underwriter’s beneficial ownership in the Company and various other facts relating to the offering, and have concluded that no conflict of interest exists with respect to any of the underwriters. In particular, the underwriters have determined, in accordance with Rule 2720, that at the time of the participation of the underwriters in the Company’s initial public offering:

2

(i)           the securities will not be issued by a FINRA member;

(ii)          the Company does not control, is not controlled by and is not under common control with any underwriter or an associated person of an underwriter (as such terms are defined in Rule 2720(f)(6));

(iii)         less than five percent of the net offering proceeds, not including underwriting compensation, is intended to be: (x) used to reduce or retire the balance of a loan or credit facility extended by an underwriter, its affiliates and its associated persons, in the aggregate; or (y) otherwise directed to any single underwriter, its affiliates and associated persons, in the aggregate; and

(iv)         as a result of the initial public offering  (x) no underwriter will be an affiliate of the Company, (y) no underwriter will become publicly owned and (z) the Company will not become a member or form a broker-dealer subsidiary.

Since none of the alternative grounds for finding a conflict of interest is applicable to the offering, the offering is not subject to Rule 2720.

Exhibit 5.1

8.                                      Comment:            Please have counsel revise its opinion to remove the three “duly issued” assumptions set forth in numbered paragraphs (i) and (ii).  Item 601(b)(5) of Regulation S-K requires that counsel provide an opinion that the subject securities will be legally (or validly) issued.  The aforementioned assumptions are inappropriate because they undermine counsel’s “validly issued” opinions.  For numbered paragraph (ii), in lieu of the “duly issued” assumption it would be acceptable to make the opinion subject to the consummation of the restructuring transaction, as described in the prospectus.

Response:             We have included a revised Exhibit 5 to Form S-1 Amendment No. 3 to address this comment.

Please call me at (312) 786-7462 or Richard T. Miller of Schiff Hardin LLP (312) 258-5596 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Joanne Moffic-Silver
Joanne Moffic-Silver

cc:	Richard DuFour
Alan Dean
(Chicago Board Options Exchange, Incorporated)
David McCarthy
Richard T. Miller
(Schiff Hardin LLP)

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